UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 10)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Delcath Systems, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

24661P807

(CUSIP Number)

566 Queensbury Avenue, Queensbury, New York 12804

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24661P807	13D/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

2,763,468 shares of Common Stock

95,692 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable

1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (see Item 5) [1]

2,332,256 shares of Common Stock issuable upon exercise of warrants (see Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (see Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

2,763,468 shares of Common Stock

95,692 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable

1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5)

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,763,468 shares of Common Stock

95,692 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable

1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5)

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) CO

1 As more fully described in Item 5, the shares of Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (13) gives effect to such blockers. However, as more fully described in Item 5, the securities reported in rows (8), (10) and (11) show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (8), (10) and (11).

CUSIP No. 24661P807	13D/A	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Salamon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 82,197 shares of Common Stock 47,846 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable
8.

SHARED VOTING POWER

2,650,389 shares of Common Stock
1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5) [1]

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

	9.	SOLE DISPOSITIVE POWER 82,197 shares of Common Stock 47,846 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable
10.

SHARED DISPOSITIVE POWER

2,650,389 shares of Common Stock

1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5) [1]

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gil Aharon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,882 shares of Common Stock 47,846 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable
8.

SHARED VOTING POWER

2,650,389 shares of Common Stock

1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5) [1]

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

	9.	SOLE DISPOSITIVE POWER 30,882 shares of Common Stock 47,846 shares of Common Stock issuable upon the exercise of stock options that are currently exercisable
10.

SHARED DISPOSITIVE POWER

2,650,389 shares of Common Stock
1,418,909 shares of Common Stock issuable upon conversion of 11,986 preferred stock (See Item 5) [1]

2,332,256 shares of Common Stock issuable upon exercise of warrants (See Item 5)

230,458 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 24661P807	13D/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Master Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

1,565,844 shares of Common Stock

701,500 shares of Common Stock issuable upon conversion of 8,215 preferred stock (see Item 5)[1]

603,994 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

1,565,844 shares of Common Stock

701,500 shares of Common Stock issuable upon conversion of 8,215 preferred stock (see Item 5)[1]

603,994 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,565,844 shares of Common Stock

701,500 shares of Common Stock issuable upon conversion of 8,215 preferred stock (see Item 5) [1]

603,994 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D/A	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rosalind Opportunities Fund I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
8.

SHARED VOTING POWER

1,084,545 shares of Common Stock

717,409 shares of Common Stock issuable upon conversion of 7,846 preferred stock (see Item 5)[1]

1,728,262 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

	9.	SOLE DISPOSITIVE POWER 0
10.

SHARED DISPOSITIVE POWER

1,084,545 shares of Common Stock

717,409 shares of Common Stock issuable upon conversion of 7,846 preferred stock (see Item 5)[1]

1,728,262 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,084,545 shares of Common Stock

717,409 shares of Common Stock issuable upon conversion of 7,846 preferred stock (see Item 5) [1]

1,728,262 shares of Common Stock issuable upon exercise of warrants (see Item 5)

115,229 shares of Common Stock issuable upon conversion of convertible debt (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 24661P807	13D/A	Page 7 of 9 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”). Rosalind Advisors, Inc., Rosalind Opportunities Fund I L.P. (“ROFI”), and Rosalind Master Fund L.P. (“RMF”) previously jointly filed a statement on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of a change in purpose, the Reporting Persons (as hereinafter defined) transitioned to a Schedule 13D as of March 9, 2020.

Item 1.  Security and Issuer.

(a)	This statement relates to the Preferred Stock (the “Shares”) of Delcath Systems, Inc., a Delaware corporation (the "Company").

(b)	Address of Issuer’s Principal Executive Offices: 566 Queensbury Avenue Queensbury, New York 12804

Item 2.  Identity and Background.

(a)

This statement is filed by:

(i)Rosalind Advisors, Inc. (“Advisor” to ROFI & RMF)

(ii)Steven Salamon (“President” and portfolio manager of the Advisor)

(iii)Gil Aharon (“Secretary” and portfolio manager of the Advisor)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 7. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)

Address of the Principal Office or, if none, residence

Rosalind Advisors, Inc.

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

Steven Salamon

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

Gil Aharon

15 Wellesley Street West

Suite 326,

Toronto, Ontario

M4Y 0G7 Canada

CUSIP No. 24661P807	13D/A	Page 8 of 9 Pages

(c)

The principal business of Rosalind Advisors, Inc. is to operate as an investment advisory firm and to make public equity investments. The principal occupation of Mr. Salamon is serving as the Portfolio Manager and President of Rosalind Advisors, Inc., which advises ROFI & RMF.

(d)	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Salamon is a citizen of Canada, resident in Ontario

Item 4.  Purpose of Transaction

 Item 4 is hereby amended and supplemented as follows:

On May 6, 2020, pursuant to the terms of the Board Appointment Agreement, the Board of Directors of the Issuer (the “Board”) increased the number of directors constituting the Board to eight members and elected Steven Salamon and Gilad Aharon as independent directors of the Issuer to fill the vacancies created by the increase in the number of directors. Mr. Salamon was elected to serve as a Class III director with a term scheduled to expire at the 2024 Annual Meeting of Stockholders and Dr. Aharon was elected to serve as a Class I director with a term scheduled to expire at the 2025 Annual Meeting of Stockholders.

Item 5.  Interest in Securities of the Issuer.

 Amount beneficially owned:

The information as of the date of the event which requires filing of this statement required by Items 5(a) – (c) is set forth in Rows 7 – 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.  The percentage set forth in Row 13 of the cover page for each Reporting Person is based on 27,785,803 shares of Common Stock issued and outstanding as of May 09, 2024, as represented in the Company’s Form 10-Q filed with the Securities and Exchange Commission on May 14, 2024, and assumes the exercise of the Company's reported warrants (the "Reported Warrants") and the conversion of the Company’s reported preferred stock (the “Reported Preferred Stock”), subject to the Blockers (as defined below).

Pursuant to the terms of (i) the certificate of designations containing the terms of the Reported Preferred Stock, the Reporting Persons cannot convert the Reported Preferred Stock to the extent the Reporting Persons would beneficially own, after any such conversion, more than 9.99% of the outstanding shares of Common Stock (the "Preferred Stock Blockers") and (ii) the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the "Warrant Blockers" and collectively with the Preferred Stock Blockers, the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers.  Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise all of the Reported Preferred Stock or any of the Reported Warrants due to the Blockers.

Rosalind Advisors, Inc. is the investment advisor to ROFI and RMF and may be deemed to be the beneficial owner of shares held by ROFI and RMF.  Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares of Preferred Stock held, and underlying the Reported Warrants (subject to the Warrant Blockers) held by, RMF.  Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of any such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

A Joint Filing Agreement by and among Rosalind Advisors, Inc. Rosalind Master Fund L.P., Rosalind Opportunities Fund I L.P. and Steven Salamon, was originally filed on March 27, 2020 as an Exhibit.

CUSIP No. 24661P807	13D/A	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSALIND

Steven Salamon Signature

Steven Salamon/President, Rosalind Advisors, Inc. Name/Title

16/05/2024 Date

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that this Statement on Schedule 13D/A with respect to the beneficial ownership of shares of Common Stock of Delcath Systems, Inc. is filed jointly on behalf of each of them.

Rosalind Advisors, Inc.

By: _____________________________

Name: Steven Salamon

Title: President

Rosalind Master Fund L.P.

By: _____________________________

Name: Mike McDonald

Title: Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund)

Steven Salamon

By: _____________________________

Name: Steven Salamon